WIRELESS ATTACHMENTS, INC.

2789 S. Lamar Street

Denver, Colorado 80227

(303) 763-7527

December 22, 2011

Ms. Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

Washington, DC 20549

RE: Wireless Attachments, Inc.

  Registration Statement on Form S-1

  Filed July 27, 2011

  File No: 333-17528

Dear Ms. Ravitz:

You spoke with our attorney on or about December 5, 2011 and advised him of the following comments that we need to address in Amendment #3 of our registration statement.

1. Market Disclosure, p. 2—Revise the second paragraph to clarify or quantify the limited market for solar-powered charging devices.

2. Market Disclosure, p. 2—Revise the third paragraph to explain how the company used the information regarding market size and growth statistics for the broader mobile phone market and the PV installations market to estimate or assess the size of its target market for solar charging units market for ipods and iphones. Make confirming changes on pages 24, 25.

3. Financial Statements—Please update the financial statements and related disclosures in the filing as necessary as required by Item 8-08 of Regulation S-X.

We have revised our S-1 registration statement to reflect:

1. Market Disclosure, p.2 – we have revised the second paragraph to clarify and quantify the limited market for solar powered charging devices.

2. Market Disclosure, pages 2, 24 and 25 – we have revised the third paragraph to explain how we used the referenced market statistics from the broader market to calculate our estimate of the market size for solar charging units.

3. Financial Statements – we have updated our financial statements as required by Item 8-08 of Regulation S-X.

Best regards,

/s/ Steve S. Sinohui

Steve S. Sinohui

President

cc: Jeffrey A. Bartholomew, Esq.

Via Email